[Riverbed Letterhead]

November 12, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief, Mail Stop 4561
Jason Niethamer, Staff Accountant

Re:	Riverbed Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Form 8-K filed October 23, 2008
File No. 001-33023

Gentlemen:

Riverbed Technology, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated November 4, 2008 (the “Comment Letter”). For your convenience, the Staff’s comments 1 through 3 have been repeated below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in certain of the responses below, it will address the comments contained in the Comment Letter in all future filings with the Commission, as applicable.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 10. Income Taxes, page 15

1.	We note your disclosure that as of June 30, 2008, your tax provision includes a deferred tax benefit for the projected reduction in a portion of your valuation allowance as a result of forecasted taxable income and utilization of tax credit carryforwards. Clarify for us what you refer to with the phrase “projected reduction.” In this regard, tell us whether there has been a change in judgment about the realizability of the related deferred tax assets in future years.

Securities and Exchange Commission

November 12, 2008

Response: For years prior to 2008, the Company maintained a full valuation allowance against its net deferred tax assets because the Company had incurred a three year cumulative book loss.

In estimating the annual effective tax rate for 2008, the Company projected that it would have its first year of taxable income, even after utilizing net operating loss carryforwards. As a result, the Company determined that it would realize certain federal deferred tax assets, to the extent they would reverse in a period of time that will allow the Company to recover federal income taxes paid in 2008. Specifically, such deferred tax assets are items that are projected to reverse within the next two taxable years (2009 and 2010) and that can be used as a federal net operating loss carryback against taxes paid for tax year 2008. This is what is meant by the phrase “projected reduction.”

Accordingly, starting in 2008 the Company included in its computation of the estimated annual effective tax rate a deferred tax benefit for the realization of the federal deferred tax assets discussed above. The deferred tax benefit is included in our estimated annual effective tax rate because the realizability of these deferred tax assets is a result of current year taxable income and not estimated taxable income in future years. Therefore, through June 30, 2008 there was no change in our judgment about the realizability of the related deferred tax assets related to projected income in future years.

2.	Tell us more about the “Valuation allowance and other” you recorded in the second quarter surrounding your income tax provision. Tell us the specific facts and circumstances that occurred during the second quarter that indicated use of a higher effective income tax rate was appropriate.

Response: Since the Company’s inception, the Company’s effective tax rate has always included the effect of a valuation allowance against its net deferred tax assets. The Company has significant temporary differences between our taxable income in our financial statements and our expected taxable income on our tax returns that give rise to deferred tax assets. Such temporary differences include, but are not limited to, stock-based compensation related to unexercised non-qualified stock options, legal expenses to defend our intellectual property rights that are capitalized for our tax return, and changes in various accrued liability and reserve accounts. Book expenses that give rise to deferred tax assets generally do not receive a benefit in our tax provision due to the valuation allowance.

The “Other” category represents the tax effect of permanent differences, net of discrete permanent items recorded in the quarter. Significant permanent differences arise from the portion of stock-based compensation expense that is not expected to generate a tax deduction, such as stock-based compensation on our employee stock purchase plan and incentive stock options, offset by the actual tax benefits of discrete items recognized in the current period such as disqualifying dispositions of our purchase plan shares and incentive stock options.

Securities and Exchange Commission

November 12, 2008

The higher effective tax rate for the period ended June 30, 2008 is primarily attributable to a substantial reduction in the projected full year pre-tax book income as of June 30, 2008. The reduction in projected pre-tax book income was a result of lower forecasted revenue for 2008, an increase in forecasted stock-based compensation expense, and an increase in legal fees capitalized for tax purposes. The increase in forecasted stock-based compensation expense was a result of both the tender offer for stock options during the quarter ended June 30, 2008 and a higher than previously forecasted number of options granted in the second quarter. These two changes in our forecasted stock-based compensation expense were the result of management’s decisions in the second quarter to improve employee retention in response to our first quarter revenue shortfall and resulting significant decline in our share price. Lastly, the legal expenses incurred in the second quarter to defend our intellectual property lawsuit were greater than previously forecast.

Because our forecasted pre-tax book income is not large relative to our tax provision, the Company’s effective tax rate is highly sensitive to changes in forecasted book income and forecasted temporary differences that give rise to deferred tax assets that do not receive a benefit in our tax provision due to our valuation allowance.

Form 8-K filed October 23, 2008

3.	We believe the non-GAAP operating statement columnar format appearing in your 8-K filed on October 23, 2008 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response: The Company advises the Staff that, in future filings with the Commission that include non-GAAP financial measures, the Company will reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure using only the individual line item or subtotal in compliance with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

*    *    *

Securities and Exchange Commission

November 12, 2008

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (415) 247-7382. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Randy S. Gottfried
Randy S. Gottfried Chief Financial Officer

cc:	Jerry M. Kennelly – Chairman of the Board of Directors, President and Chief Executive Officer
Stanley J. Meresman – Chairman, Audit Committee
Brett A. Nissenberg – General Counsel, Vice President of Corporate and Legal Affairs and Secretary
Andrew Cotton – Ernst & Young LLP
Alex Bender – Ernst & Young LLP
David J. Segre – Wilson Sonsini Goodrich & Rosati, PC
Richard A. Kline – Wilson Sonsini Goodrich & Rosati, PC